UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENGILITY MASTER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENGILITY HOLDINGS, INC.

3750 Centerview Drive

Chantilly, VA 20151

Engility Master Savings Plan

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”), which will be filed with the Department of Labor for the plan year ended December 31, 2012.
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

i

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the Engility Master Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Engility Master Savings Plan (the “Plan”) at December 31, 2012, and the changes in net assets available for benefits for the period June 29, 2012 to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

McLean, Virginia

June 26, 2013

Engility Master Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2012

2012
Assets:
Investments, at fair value	$528,773,777
Receivables:
Employer contribution	482,088
Participant contributions	998,371
Other	245,140
Notes receivable from participants	7,721,953

Total receivables	9,447,552

Total assets	538,221,329
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(2,224,857)

Net assets available for benefits	$535,996,472

See accompanying notes to the financial statements.

Engility Master Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the period June 29, 2012 through December 31, 2012

Additions:
Contributions:
Employer	$5,650,040
Participant	17,491,167
Rollovers	1,668,136

Total contributions	24,809,343
Investment income:
Interest and dividends	11,526,639
Net appreciation in fair value of investments	27,893,040

Total investment income	39,419,679
Interest income on notes receivable from participants	159,166

Total additions	64,388,188
Deductions:
Benefit payments	45,471,216
Administrative expenses	13,456

Total deductions	45,484,672

Net increase	18,903,516

Transfers of assets from another plan	517,092,956
Net assets available for benefits, beginning of the period	—

Net assets available for benefits, end of the year	$535,996,472

See accompanying notes to the financial statements.

Engility Master Savings Plan

Notes to the December 31, 2012 Financial Statements

1.	Plan Description

General

The following description of the Engility Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Engility Corporation (the “Company” or “Engility”), a wholly owned subsidiary of Engility Holdings, Inc., established the Plan to provide retirement benefits to eligible employees of the Company. The Plan was adopted and effective June 29, 2012. The Benefit Plan Committee, which consists of members appointed by the Board of Directors of Engility Holdings, Inc., is responsible for the overall administration of the Plan, and serves as the Plan Administrator.

The Plan is a defined contribution plan under Section 401(k) of the U.S. Internal Revenue Code (“IRC”) and is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds and investment alternatives, which are managed by Fidelity Management Trust Company (“FMTC”), as Trustee. Fidelity Workplace Services LLC. provides recordkeeping services.

Transfer of Assets from Another Plan

On July 17, 2012, L-3 Communications Holdings, Inc. completed the spin-off of Engility Holdings, Inc. (the “Spin-Off”). For the periods prior to July 17, 2012, Engility Holdings, Inc. was a subsidiary of L-3 Communications Holdings, Inc. Unless the context indicates otherwise, references to L-3 refer to L-3 Communications Holdings, Inc. and its subsidiaries.

Effective on July 17, 2012, the Spin-Off was completed pursuant to a Distribution Agreement and several other agreements with L-3 related to the Spin-Off, including an Employee Matters Agreement, a Tax Matters Agreement, a Transition Services Agreement and two Master Supply Agreements. These agreements govern the relationship between Engility and L-3 following the Spin-Off and provide for the allocation of various assets, liabilities, rights and obligations. These agreements also include arrangements for transition services to be provided by L-3 to Engility Holdings, Inc. and its subsidiaries.

Prior to the Spin-Off, eligible employees who participated in the L-3 Communications Master Savings Plan (the “L-3 Savings Plan”) received employer matching or other contributions, in the form of L-3 common stock or cash, up to designated levels.

In connection with the Spin-Off, the Company adopted the Plan, which replaced and is substantially similar to the L-3 Savings Plan. As a result, following the Spin-Off, Engility’s employees were no longer eligible to participate in the L-3 Savings Plan. The transfer of assets from the L-3 Savings Plan to the Plan was effective as of June 29, 2012.

Participant Contributions

Generally, an eligible Engility employee can participate in the Plan effective as of the date that such employee completes one hour of service with Engility, and may contribute from 1% to 25% of his or her total compensation, as defined in the Plan. Newly hired employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on the first payroll period starting on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment election before the 60th day or increase or decrease the percentage elected at any time in accordance with the rules established under the Plan.

A participant may elect to increase, decrease, suspend or resume contributions at any time in accordance with the rules established under the Plan, with the election becoming effective on the next payroll period. The IRC limited the maximum amount an employee may contribute on a pre-tax basis in 2012 to $17,000 for participants under 50 years of age and $22,500 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. Participants have the option of investing employee contributions in the Engility Stock Fund, as well as other available investment options offered by the Plan, which include mutual funds and a common/collective trust fund. Participants are entitled to exercise voting rights and tender decisions for mutual funds in which they are invested through the Plan.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Benefit Plan Committee as the qualified default investment alternative (“QDIA”) until such time as the employee makes an alternative investment election. The QDIA for the Plan is currently the Fidelity Freedom Fund by Age.

Company Contributions and Vesting Provisions

During 2012, the Company provided matching contributions to participants in the form of Engility shares based on a percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s eligible compensation. The Company’s matching contributions varied by division and/or subsidiary and ranged from 0% to 5% of their eligible compensation.

Generally, employer contributions are initially invested in the Engility Stock Fund, which invests in the common stock of Engility Holdings, Inc. A participant may make an investment election to transfer employer contributions to other investment options. FMTC uses a stock purchase account (“SPA”) to house fractional shares. SPA account balances are invested in Fidelity’s Cash Reserves fund.

Participants who received Company contributions under the Plan on or after the Plan effective date of June 29, 2012 vest in such contributions based on their period of employment with the Company as follows:

Completed Period of Service	Vested Percentage

Less than 1 year	0%

1 year	25%

2 years	50%

3 years or more	100%

Participants in the L-3 Savings Plan who received Company contributions, vest in such contributions in accordance with the provisions of their respective divisions and/or subsidiaries.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant eligible earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined in the Plan document, plus one percent. The maximum term of a loan is five years, or thirty years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Defaulted loans are treated as either actual or deemed distributions depending on the participant’s eligibility at the time the default occurs. Participant loans at December 31, 2012 had interest rates ranging from 3.25% to 9.25%, maturing through May 2042.

Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 70 1/2 , at which time withdrawal is mandatory. A participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.

A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a common/collective trust fund whose underlying investments are composed of fully benefit responsive investment contracts through The Fidelity Managed Income Portfolio II – Class 2 Fund (“MIP”). The Statement of Net Assets Available for Benefits includes the MIP at fair value. The portion of the MIP’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by FMTC. The money market fund is valued at cost plus accrued interest, which approximates fair value. Refer to Note 4 for additional information and disclosure provided for the fair value of the Plan’s investments.

Shares of Engility Holdings, Inc. and L-3 Communications Holdings, Inc. common stock are valued at the last reported quoted market price per share on the last trading day of the year.

The MIP, a common/collective trust fund investment, is stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts. The beneficial interest in the net assets of the MIP is represented by units. The fair values of investments in the MIP are determined using Net Asset Value (“NAV”) provided by the administrator of the fund, using the audited financial statements. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit, which is determined daily. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2012, there were no unfunded commitments for this fund.

Valuation of Notes Receivable

Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued, unpaid interest.

Investment Transactions and Income

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Income earned from wrap contracts is reported net of fees paid to wrap contract providers.

Forfeitures

Participants who were employees of L-3 on July 12, 2012 and became an employee of Engility on July 13, 2012 received vesting credit for their prior service with L-3.

Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of the participant’s vested balance, if earlier, and are used by the Company to reduce future Company contributions and to pay plan expenses. Forfeitures utilized during 2012 were $1,486,954. At December 31, 2012, forfeited non-vested account balances available to offset future Company contributions and plan expenses totaled $1,461,704.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, from available forfeitures. Loan administration fees are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 are as follows:

Fund	2012
American Funds Growth Fund of America — Class R6	$29,331,170
Dodge & Cox Income Fund	30,431,059
Dodge & Cox Stock Fund	35,391,295
Fidelity Diversified International Fund — Class K	28,318,412
T. Rowe Price Small-Cap Stock Fund	35,398,050
L-3 Stock Fund	77,696,183
Fidelity Managed Income Portfolio II — Class 2*	82,038,386

*	The contract value of the Common/Collective Trust Fund was $79,813,529 as of December 31, 2012.

During the period June 29, 2012 through December 31, 2012, the Plan’s investments appreciated in value as follows:

Mutual Funds	$18,089,951
Common Stock	9,803,089

Net appreciation in fair value of investments	$27,893,040

4.	Fair Value Measurements

The Plan’s investments are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. Refer to Note 2 for additional information and disclosure provided for valuation of the Plan’s investments. Valuation measures may not be indicative of net realizable value. The three levels of the fair value hierarchy are described below.

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, the L-3 Stock Fund and the Engility Stock Fund, whose fair values are derived from quoted market prices.
Level 2	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the MIP Fund. Refer to Note 5 for the valuation techniques used by FMTC to measure the fair value of the MIP Fund’s investment in fully benefit-responsive investment contracts.
Level 3	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2012, the Plan’s investments measured at fair value were as follows:

Fair Value Measurements Using Input Type
	2012
	Level 1	Level 2	Level 3	Total
Mutual funds	$358,541,127	$—	$—	$358,541,127
Engility Stock Fund	10,498,081	—	—	10,498,081
L-3 Stock Fund	77,696,183	—	—	77,696,183
Common/collective trust fund	—	82,038,386	—	82,038,386

Total investments measured at fair value	$446,735,391	$82,038,386	$—	$528,773,777

5.	Managed Income Portfolio II

The Plan invests in the MIP, which invests in fully benefit-responsive investment contracts. The MIP’s investment objective is to seek preservation of capital. To achieve its investment objective, the MIP invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund.

Wrap Contracts. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain constant NAV and to protect a portfolio in extreme circumstances. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value. These investment contracts provide for benefits-responsive withdrawals at contract value.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders.

Wrap contracts limit the ability of the MIP to transact at contract value upon the occurrence of certain events not probable of occurring. These events include, but are not limited to, tax disqualification, certain MIP amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option.

The issuers of wrap contracts have certain rights to terminate a contract at any time and settle at an amount which differs from contract value. In the event that the market value of the portfolio’s covered assets is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the portfolio’s covered assets is equal to its contract value, normally over the duration of the portfolio measured at notification date. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

The average yield earned by the MIP for all fully benefit-responsive investment contracts for the year ended December 31, 2012 was 1.73%, based on actual earnings (calculated by dividing annualized earnings by the fair value of all fully benefit-responsive investment contracts), and 1.28%, based on interest rate credited to participants (calculated by dividing annualized earnings credited to participants by the fair value of all fully benefit-responsive investment contracts).

6.	Tax Status

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has not obtained a tax determination letter from the U.S. Internal Revenue Service (“IRS”). The Plan is currently in the process of requesting a determination letter from the IRS stating that the Plan is qualified under appropriate sections of the IRC.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

7.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $12,646 for the period June 29 to December 31, 2012.

The Plan’s proportionate interest in the Engility Stock Fund includes 545,019 shares of Engility Holdings, Inc. common stock valued at $10,498,081 at December 31, 2012. During 2012, the Plan purchased approximately 593,757 shares for $11,393,824 and sold approximately 48,738 shares for $895,743 of Engility Holdings, Inc. common stock.

8.	Termination Priorities

The Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

9.	Subsequent Event

Effective January 1, 2013, the Company discontinued matching contributions.

The Plan has evaluated subsequent events through June 26, 2013, the date the financial statements were issued.

10.	Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefit per the financial statements and net investment income per the financial statements to the Form 5500:

December 31, 2012
Net assets available for benefits per the financial statements	$535,996,472
Add: Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	2,224,857

Net assets available for benefits per the Form 5500	$538,221,329

December 31, 2012
Total additions per the financial statements	$64,388,188
Add: Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	2,224,857

Total additions per the Form 5500	$66,613,045

ENGILITY MASTER SAVINGS PLAN

EIN # 45-3854852 PLAN # 031

FORM 5500 SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	2012
American Funds Growth Fund of America — Class R6	Mutual Fund	***	$29,331,170
BlackRock High Yield Bond Portfolio. — BlackRock Shares	Mutual Fund	***	13,988,687
Calamos Growth Fund — Institutional Class	Mutual Fund	***	20,028,719
Davis New York Venture Fund, Inc. — Class Y	Mutual Fund	***	9,175,050
Dodge & Cox Income Fund	Mutual Fund	***	30,431,059
Dodge & Cox Stock Fund	Mutual Fund	***	35,391,295
**Fidelity Balanced Fund — Class K	Mutual Fund	***	6,164,010
**Fidelity Diversified International Fund — Class K	Mutual Fund	***	28,318,412
**Fidelity Freedom K 2000 Fund	Mutual Fund	***	2,043,442
**Fidelity Freedom K 2005 Fund	Mutual Fund	***	538,012
**Fidelity Freedom K 2010 Fund	Mutual Fund	***	12,163,205
**Fidelity Freedom K 2015 Fund	Mutual Fund	***	5,570,572
**Fidelity Freedom K 2020 Fund	Mutual Fund	***	21,449,104
**Fidelity Freedom K 2025 Fund	Mutual Fund	***	11,118,360
**Fidelity Freedom K 2030 Fund	Mutual Fund	***	19,353,695
**Fidelity Freedom K 2035 Fund	Mutual Fund	***	4,337,213
**Fidelity Freedom K 2040 Fund	Mutual Fund	***	6,043,903
**Fidelity Freedom K 2045 Fund	Mutual Fund	***	3,589,323
**Fidelity Freedom K 2050 Fund	Mutual Fund	***	4,681,938
**Fidelity Ginnie Mae Fund	Mutual Fund	***	13,833,099
**Fidelity Magellan Fund — Class K	Mutual Fund	***	10,634,053
Spartan 500 Index Institutional Class	Mutual Fund	***	21,671,910
T. Rowe Price Small-Cap Stock Fund	Mutual Fund	***	35,398,050
Victory Special Value Fund — Class	Mutual Fund	***	2,779,837
Vanguard Inflation — Protected Securities Fund — Investor Shares	Mutual Fund	***	8,822,482
Spartan Global US Index	Mutual Fund	***	447,535
Spartan Mid Cap Index	Mutual Fund	***	808,434
Spartan Small Cap Index	Mutual Fund	***	428,558
**Engility Stock Fund	Common Stock	***	10,498,081
**L-3 Stock Fund	Common Stock	***	77,696,183
**Fidelity Managed Income Portfolio II — Class 2[1]	Common/Collective Trust Fund	***	82,038,386
**Participant Loans*	Participant Loans	***	7,721,953

			$536,495,730

*	Consists of participant loans with interest rates ranging from 3.25% to 9.25%, maturing through May 2042.
**	Party-in-interest
***	Cost information is not required for participant-directed investments and, therefore, is not included.
[1]	The contract value of the Common/Collective Trust Fund was $79,813,529 as of December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Engility Master Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENGILITY MASTER SAVINGS PLAN (Name of Plan)

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Member of the Engility Corporation Benefit Plan Committee

Date: June 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm